February 14, 2019

Karen Fisher
Chief Financial Officer
Repro Med Systems, Inc.
24 Carpenter Road
Chester, New York 10918

       Re: Repro Med Systems, Inc.
           Registration Statement on Form S-1
           Filed February 1, 2019
           File No. 333-229498

Dear Ms. Fisher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Percival at 202-551-3498 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Heather R. Badami, Esq.